Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Melco International Development Limited

(Incorporated in Hong Kong with limited liability)

Website : www.melco-group.com

(Stock Code : 200)

DISCLOSEABLE TRANSACTION

SHARE REPURCHASE

BY A LISTED SUBSIDIARY

— MELCO RESORTS & ENTERTAINMENT LIMITED

The Company is notified by Melco Resorts (a listed subsidiary of the Company whose ADSs are listed on the Nasdaq Global Select Market in the United States) that Melco Resorts has, pursuant to its Share Repurchase Program announced on 3 June 2024 and since the adoption of which, repurchased a total of 8,335,364 ADSs (equivalent to 25,006,092 Melco Resorts Shares) on the open market, for an aggregate consideration (before expenses) of approximately US$44,498,861.16 (equivalent to approximately HK$347,091,117.05).

As one or more of the applicable percentage ratios in respect of the Share Repurchase is 5% or more but all the applicable percentage ratios are less than 25%, the Share Repurchase is a discloseable transaction for the Company and subject to the reporting and announcement requirements applicable to a discloseable transaction under Chapter 14 of the Listing Rules.

Reference is made to an announcement of Melco International Development Limited (the “Company”, together with its subsidiaries the “Group”) dated 3 June 2024 in relation to the share repurchase program (the “Share Repurchase Program”) of Melco Resorts & Entertainment Limited (the “Melco Resorts”), pursuant to which Melco Resorts is permitted to purchase up to US$500 million of its ordinary shares (“Melco Resorts Shares”) and/or American depositary shares (“ADS(s)”, one of which is equivalent to three Melco Resorts shares) over a three-year period commencing from 2 June 2024, details of which are more particularised in the Company’s announcement dated 3 June 2024.

The Company is notified by Melco Resorts that Melco Resorts has, pursuant to the Share Repurchase Program announced on 3 June 2024 and since the adoption of which, repurchased a total of 8,335,364 ADSs (equivalent to 25,006,092 Melco Resorts Shares) on the open market (the “Share Repurchase”), for an aggregate consideration (before expenses) of approximately US$44,498,861.16 (equivalent to approximately HK$347,091,117.05) (the “Consideration”).

The consideration for the Share Repurchase was determined by reference to the prevailing market prices of the ADSs repurchased. To the best of the knowledge, information and belief of the directors of the Company (the “Directors”) having made all reasonable enquiry, the selling shareholders of the ADSs repurchased and their ultimate beneficial owners are third parties independent of the Company and connected persons (such term as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”)) of the Company.

The Consideration was paid by Melco Resorts in full and in cash and financed by the Group’s available liquidity sources.

Melco Resorts has yet to decide whether the Melco Resorts Shares repurchased under the Share Repurchase will be cancelled, or, pursuant to the laws of the Cayman Islands (being Melco Resorts’ place of incorporation), remain as issued or be held in treasury for future re-issuance. The repurchased shares currently remain registered in the name of a nominee of Deutsche Bank Trust Company Americas, as depositary in respect of Melco Resorts’ ADS program. The Share Repurchase has not affected the percentage of Melco Resorts’ issued share capital indirectly held by the Company as at the date of this announcement. If the Melco Resorts Shares repurchased under the Share Repurchase were cancelled, the Company’s indirect holding of Melco Resorts’ outstanding share capital would increase to approximately 52.7%.

Reasons for and Benefits of the Share Repurchase

The Share Repurchase reflects the confidence of the Company in Melco Resorts’ long-term strategy and growth prospects.

The Directors (including the independent non-executive Directors) consider that the terms of the Share Repurchase are fair and reasonable, and that the Share Repurchase is on normal commercial terms or better (as far as the Company is concerned), in the ordinary and usual course of business of the Group, and in the interests of the Company and its shareholders as a whole.

Information about the Company and Melco Resorts

The Company, through its subsidiaries, is principally engaged in leisure, gaming and entertainment, and other investments.

Melco Resorts is a listed subsidiary of the Company, whose ADSs are listed on the Nasdaq Global Select Market in The United States of America (the “United States”). Melco Resorts, through its subsidiaries, is principally engaged in businesses in the leisure, gaming and entertainment sectors.

For the financial year ended 31 December 2023, Melco Resorts’ audited loss before taxation was approximately US$401,908,000 (equivalent to approximately HK$3,134,882,400) and Melco Resorts’ audited loss after taxation was approximately US$415,330,000 (equivalent to approximately HK$3,239,574,000).

For the financial year ended 31 December 2022, Melco Resorts’ audited loss before taxation was approximately US$1,091,931,000 (equivalent to approximately HK$8,517,061,800) and Melco Resorts’ audited loss after taxation was approximately US$1,097,167,000 (equivalent to approximately HK$8,557,902,600).

As at 31 December 2023, Melco Resorts’ audited total deficit was approximately US$840,050,000 (equivalent to approximately HK$6,552,390,000).

Implications under the Listing Rules

As one or more of the applicable percentage ratios in respect of the Share Repurchase is 5% or more but all the applicable percentage ratios are less than 25%, the Share Repurchase is a discloseable transaction for the Company and subject to the reporting and announcement requirements applicable to a discloseable transaction under Chapter 14 of the Listing Rules.

By Order of the Board of Melco International Development Limited Leung Hoi Wai, Vincent Company Secretary

Hong Kong, 19 August 2024

Unless stated otherwise, translations of quoted currency values are made on an approximate basis and at the rate of US$1.00 = HK$7.80. Percentages and figures expressed have been rounded.

As at the date of this announcement, the board of directors of the Company comprises three Executive Directors, namely Mr. Ho, Lawrence Yau Lung (Chairman and Chief Executive Officer), Mr. Evan Andrew Winkler (President and Managing Director) and Mr. Chung Yuk Man, Clarence; and three Independent Non-executive Directors, namely Mr. John William Crawford, Mr. Tsui Che Yin, Frank and Ms. Karuna Evelyne Shinsho.

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